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                                SCHEDULE 13D
                UNDER THE SECURITIES EXCHANGE ACT OF 1934
                            (AMENDMENT NO. _____)




                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549




                             SIMTEK CORPORATION
                              (Name of Issuer)

               COMMON                                    829204106
     (Title of Class of Securities)                    (CUSIP Number)


       RUSSELL CLEVELAND, PRESIDENT, RENAISSANCE CAPITAL GROUP, INC.
       8080 N. CENTRAL EXPRESSWAY, SUITE 210 LB 59; DALLAS, TX 75206
                               (214) 891-8294
  (Name, Address and Telephone Number of Person Authorized to Receive Notices
                            and Communications)

                               JUNE 12, 1998
          (Date of Event which Requires Filing of this Statement)

1. Names of Reporting Person S.S. or I.R.S. Identification No.
     a.   Renaissance Capital Growth & Income Fund III, Inc.     75-2533518
     b.   Renaissance US Growth & Income Trust PLC



2. Check the Appropriate Box if a Member of a Group
     (a)        XX
     (b)

3. SEC Use
Only_________________________________________________________________________

4. Source of Funds     PF

5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items
   2(d) or 2(e)    None

6. Citizenship or Place of Organization
                    a.    Texas
                    b.    England
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Number of Shares Beneficially Owned by Each Reporting Person With:

      (7)  Sole voting Power     (a) 2,142,857    (b) 2,142,857
      (8)  Shared Voting Power      0
      (9)  Sole Dispositive Power     (a) 2,142,857  (b)2,142,857
     (10) Shared Dispositive Power      0



11. Aggregate Amount Beneficially Owned be Each Reporting Person
    (a) 2,142,857   (b) 2,142,857

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares
             None

13. Percent of Class Represented by Amount in Row (11)
    (a) 6.495%      (b) 6.495%

14. Type of Reporting Person   IV


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                             SCHEDULE 13D
                     FILED PURSUANT TO RULE 13D-1

Item 1. Security and Issuer

     9.00% Convertible Debenture Loan Agreement for $750,000 at $0.35 per share due June 12, 2005, by and between Simtek Corporation, and Renaissance Capital Growth & Income Fund III, Inc.

     9.00% Convertible Debenture Loan Agreement for $750,000 at $0.35 per share due June 12, 2005, by and between Simtek Corporation, and Renaissance US Growth & Income Trust, PLC.

     Simtek Corporation.                         Company
     1465 Kelly Johnson Blvd.
     Colorado Springs, CO 80920

Item 2. Identity and Background

a., b., c.    Renaissance Capital Growth &
              Income Fund III, Inc.                         Filer
              8080 N. Central Expressway, Suite 210
              Dallas, Texas 75206

              Renaissance U.S. Growth & Income
              Trust, PLC                                    Filer
              8080 N. Central Expressway, Suite 210
              Dallas, Texas 75206

          Renaissance Capital Growth & Income Fund III, Inc. is a Texas corporation, organized as a business development company under the Investment Company Act of 1940 and is traded on the NASDAQ.

          Renaissance U.S. Growth & Income Trust, PLC is a public limited company organized under the laws of England and Wales and traded on the London Stock Exchange.

          Renaissance Capital Group, Inc. a Texas corporation, is the Investment Advisor and is responsible for the administration and investment of the Filer's investment portfolio. Renaissance Capital Group, Inc. has a profit interest of up to 20% of the Filer's capital gains.

     d.   None
     e.   None
     f.   Texas

Item 3. Source and Amount of Funds or Other Consideration

     Each reporting persons source of funds for this transaction came exclusively from the Filer's investment capital.  No borrowed funds were used in the transaction.
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     The securities were acquired directly from the Company in a private placement.

Item 4. Purpose of Transaction

        The purpose of the acquisition of these securities for Renaissance Capital Growth & Income Fund III, Inc. was as an investment in accordance with its election as a Business Development Company under the Investment Act of 1940.

     The purpose of the acquisition of these securities for Renaissance U.S. Growth & Income Trust, PLC was as an investment in accordance with its investment strategy of investing in smaller United States public companies.

Item 5. Interest in Securities of the Issuer

     a. The information set forth in items 1, 11, and 13 of the second part of the cover page of this statement is incorporated herein by reference.

     b. The information set forth in items 1 and 7-10 of the second part of the cover page of this statement is incorporated herein by reference.

     c.   None.

     d.   N/A

     e.   N/A

Item 6. Contracts, Arrangements, or Understandings with Respect to Securities of the Issuer

        The Convertible Loan Agreement between the Company and Renaissance Capital Growth & Income Fund III and Renaissance U.S. Growth and Income Trust, PLC, granted the Filers the option under section 10.01 sub-section(a) to name members to the Board of Directors of the Company.

Item 7. Persons Retained, Employed or to be Compensated

          Not Applicable

Item 8. Material to be Filed as Exhibits

          Not Applicable
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     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date: June 16, 1998

                    By: RENAISSANCE CAPITAL GROWTH & INCOME FUND III, INC. RENAISSANCE CAPITAL GROUP, INC., INVESTMENT ADVISOR




                         By:  __________\s\___________________
                              Russell Cleveland
                              President


                    By: RENAISSANCE US GROWTH & INCOME TRUST, PLC RENAISSANCE CAPITAL GROUP, INC., INVESTMENT MANAGER




                         By:  ____________\s\__________________
                              Russell Cleveland
                              President
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